U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-SB-12G/A

                        COMMISSION FILE NUMBER:  0001026507

                                  CRT CORPORATION
                  (Name of Small Business Issuer in its charter)

              Nevada                                  95.4643533
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

    8635 W. Sahara Avenue, Suite 433, Las Vegas, Nevada                89119
         (Address of principal executive offices)                    (Zip Code)

                   Registrant's telephone number:  (702) 940-0086

 Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:  Common

Title of class, Common Stock, $.001 par value. Authorized 25,000,000

                                   Issued 2,453,628

                                   TABLE OF CONTENTS

PART I                                                               PAGE

ITEM 1  DESCRIPTION OF BUSINESS                                         2
ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS                           10
ITEM 3  DESCRIPTION OF PROPERTIES                                      11
ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                                          12
ITEM 5  DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY                13
ITEM 6  EXECUTIVE COMPENSATION                                         13
ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                 13
ITEM 8  DESCRIPTION OF SECURITIES                                      14

PART II

ITEM 1  MARKET FOR REGISTRANT'S COMMON EQUITY AND
        RELATED STOCKHOLDER MATTERS                                    15
ITEM 2  LEGAL PROCEEDINGS                                              16
ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                  16
ITEM 4  RECENT SALES OF UNREGESTERED SECURITIES                        16
ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS                      16
ITEM 6  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                    16

PART III

ITEM 1  INDEX TO EXHIBITS                                              26
ITEM 2  DESCRIPTION OF EXHIBITS                                        26

PART IV

SIGNATURES                                                             27

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction.

CRT Corporation has traded on the OTCBB under the symbol "CRTP" the Company was in the food services industry, which ceased operations by the end of 1998. In June 2002 the Company acquired Ace Optics, which is located at 1077 Goodman Rd., Hornlake, Mississippi. The Ace Optics sells high-end sunglasses and related products from its retail location and from its Internet storefront.

History of the Business.

CRT Corporation operated in the food services industry until late 1997, at which time a new Board of Directors took over and changed the Company's operations. Shareholders filed suit against the new Board and the Company. After several court proceedings the courts in California and Nevada found for the original Board and several of the original shareholders. The shareholders obtained a judgment against CRT and the new Board of Directors. The Company has reached a settlement with the shareholders involved in the lawsuit, which has been executed by the Company and is waiting for the satisfaction of judgment to be filed with the Court. The Company resumed operations resumed operations in June 2002 when it acquired Ace Optics.

Current Operations.

The Company recently acquired Ace Optics, which is located at 1077 Goodman Rd., Hornlake, Mississippi. The Company sells high-end sunglasses and related products from its retail location and from its Internet storefront. The Company recently announced it plans to produce and sell an exclusive collegiate line of Sun Glasses and related products.

Business Strategy.

The Company's short-term objective is to expand its current sales through retail distribution, Internet sales, and direct mail. The Company's long-term business objective is to become a leading manufactures and distributor of collegiate sunglasses and related products. When possible, the Company intends to introduce proprietary products, but will also market products produced by others. While the Company intends to continue selling the brand named sunglass though its current distribution channels and emphasize the sale of products under its own collegiate branded label to foster name recognition and build brand loyalty, it may also sell products under private label to other companies with existing distribution systems.

Management has formulated a multifaceted marketing strategy for its collegiate sunglass and related products line. The Company intends to:

     a. Support its retail sales effort through Internet marketing, direct marketing and co-op advertising, in-store product displays, sales materials, public relations, and bundling with other successful products.

     b. Gain direct sales through retailers and collage bookstores by developing response oriented trade advertising and public relations campaigns.

     c. Gain direct sales to consumers by developing an Internet presence via advertising, listing opportunities on collegiate and other sites Products.

Ace Optics currently operates the following websites, offering the following products:

             Websites                             Products

             Ace Optics.com                  Sunglasses and related products
                                             Prescription Sunglasses

Ace Optics' principal merchandising strategy is to distinguish its websites by offering proprietary optical products. Ace Optics currently carries the following brand named sunglass lines:

Dragon's low-molecular weight Carbon based lenses are not only optically true, they block just about anything you can throw at them.

Smith sunglasses offer uncommon vision. Developed for those who demand superior fit, style and function.

Spy Optic Windows For Your Head These are some HOT new looks for all sports!!! Snowboarding, Skateboarding, Skiing etc.

Costa Del Mar offers 100% polarized lens. Lifetime manufacturer warranty and delamination guarantee.

Ocean Waves designed and created under the harsh conditions of the Florida coast. All Ocean Wave Sunglasses are polarized.

Rudy Project The heart of the Rudy Project is the combination between technology and advanced science.

Serengeti surpasses all standards for UV protection with their patented lens technology.

and others.

Distribution, Fulfillment and Inventory.

Currently, Ace Optics' websites operate when orders received and processed. Under the present system, once an order is received, Ace Optics checks the order against its inventory. Orders are shipped through one of several channels, as selected by the customer, including regular U.S. mail, United Parcel Service, second-day air or overnight courier, with shipping charges varying by the carrier selected. Orders are shipped the same day that they are placed if the product is in stock. If the customer desires to order the currently out-of-stock product, it is back-ordered and is shipped to the customer as soon as it is available.

Ace Optics fulfills orders for prescription eyeglasses through eyeglass grinding laboratories in the United States with whom Ace Optics has non-contractual arrangements. When an order is placed with Ace Optics, Ace Optics provides the laboratory with the prescription information provided by the customer and the frames that have been selected by the customer. The laboratory usually manufacturs lenses within two to three business days if the necessary materials are in stock; otherwise, orders are processed as soon as possible after the materials become available. Orders are shipped through one of several channels, as selected by the customer, including regular U.S. mail, United Parcel Service, second-day air or overnight courier, with shipping charges varying by the carrier selected.

Ace Optics' success depends, in part, on its ability to provide prompt, accurate and complete service to its customers on a competitive basis, and its ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations. A significant disruption in Ace Optics' management or websites could adversely affect Ace Optics' relations with its customers and its ability to manage its operations and would have a material adverse effect on Ace Optics' business, financial condition and results of operations. Ace Optics ability to compete effectively and to manage future growth, will require Ace Optics to continue to improve its financial and management controls and to expand, train and manage its employee base. Ace Optics' failure or inability to accomplish any of these goals could have a material adverse effect on its business, financial condition and results of operations.

Competition.

There are other companies selling sunglasses and prescription eyewear from retail locations and over the Internet. The Company is also aware that there are no impediments to other competitors to enter into the field of selling similar products. Entry in to the Sunglasses non-prescription and prescription eyewear distribution market is not capital intensive. The Company currently faces competition from large distributors and eyeglass manufacturers and could from other if they should they choose to enter into the field.

The Company has a large variety of sunglasses and related products and has good locations both physically and on the Internet. The Company's location on Goodman Road in Mississippi is on a major though fare to Florida, and the Company has always been in the top ten-search engine placement on the Internet for the past three years.

The Company's collegiate line of sunglasses and related products are a unique, and there are not many competitors currently catering to this market. These product designs are produced exclusively by the Company. The Company is also aware that there are no impediments for other competitors to enter into the field of selling similar products. Entry into the market is not capital intensive and the Company could face competition from other manufacturers and distributors should they choose to do so, as well as from others.

Government Regulation.

General. Ace Optics is not currently subject to direct federal, state or local regulation or laws or regulations applicable to access to or commerce on the Internet, other than as discussed below and other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content, quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might decrease the rate of growth of Internet use, which in turn could decrease the demand for Ace Optics' products or increase its cost of doing business or in some other manner have a material adverse effect on Ace Optics' business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as regulatory licensing or permit requirements, property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

At present, Ace Optics does not collect sales or other similar taxes in connection with the sale of its products to consumers located outside the state of Mississippi. From time to time, various states have sought to impose state sales tax collection obligations on out-of-state direct marketing or internet-based companies such as Ace Optics. A successful assertion by one or more states that Ace Optics should have collected or should be collecting sales taxes on the sale of its products could result in additional costs and administrative expenses to Ace Optics and corresponding price increases to its customers, which could adversely affect Ace Optics' business, financial condition and results of operations.

Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for Ace Optics' products or increase the cost of doing business as a result of litigation costs or increased costs, or could in some other manner have a material adverse effect on Ace Optics' business, results of operations and financial condition.

Federal Regulation of Prescription Eyewear. Contact lenses and eyeglasses are separately regulated by the Federal government. Contact lenses are regulated by the Food and Drug Administration as "medical devices." The Food and Drug Administration classifies medical devices as Class I, Class II or Class III and regulates them to varying degrees, with Class I medical devices subject to the least amount of regulation and Class III medical devices subject to the most stringent regulations. Generally, contact lenses are classified as Class II medical devices if intended only for daily wear and as Class III medical devices if intended for extended wear. These regulations generally apply only to manufacturers of contact lenses, and therefore do not directly impact Ace Optics. Federal regulations also require the labels on "medical devices" to contain adequate instructions for their safe and proper use. However, there is an exemption from this requirement for medical devices the use of which is not safe except under the supervision of a practitioner licensed by law to direct the use of such device. Devices which fall in this exception must contain as part of their labeling the statement "Caution: Federal law restricts this device to sale by or on the order of," the blank to be filled in with the word physician or other practitioner authorized by the law of the state in which the practitioner practices to use or order the use of the device. Ace Optics believes that this exception is often misconstrued as being a federal requirement that the device be sold only pursuant to a prescription. The Food and Drug Administration considers contact lenses to qualify for this labeling exemption; however, there is no federal law that requires that contact lenses be sold only pursuant to a prescription.

Federal law requires that all dress eyewear (i.e., sunglasses or prescription eyeglasses) be tested for impact resistance. This testing is generally conducted by the lens manufacturer, but eyewear must be retested if a protective or other coating is applied after initial manufacture. So long as a retailer or optician does not manufacture or coat the eyewear, the retailer or optician is entitled to rely on representations from the manufacturer or laboratory, as applicable, as to the completion of all necessary impact resistance tests on any given piece of eyewear. Ace Optics' operating practice has been to rely on these types of representations from manufacturers or laboratories, as applicable.

State Regulation of Prescription Eyewear. Because there is no applicable federal law that regulates the distribution of prescription eyewear, the sale and delivery of prescription eyewear to the consumer is subject to state laws and regulations. Ace Optics intends to sell prescription eyewear to customers in all 50 states and each sale may be subject to the laws of the state where the customer is located. The laws and regulations governing the sale and delivery of prescription eyewear vary from state to state, but generally can be classified in four categories: (i) laws that require prescription eyewear only be dispensed pursuant to a prescription; (ii) laws that require the dispenser to be licensed by the state as an optician, optometrist, ophthalmologist or other professional authorized to dispense prescription eyewear; (iii) laws that require prescription eyewear be dispensed only in a face-to-face transaction and (iv) laws with requirements that are unclear or do not specifically address the sale and delivery of prescription eyewear. Many of the states requiring that prescription eyewear be dispensed in face-to-face meetings or by a person licensed by such state to dispense prescription eyewear also require that prescription eyewear only be dispensed pursuant to a valid prescription.

The laws and regulations in a significant number of states require that prescription eyewear only be sold to a consumer pursuant to a valid prescription. In some states, satisfying this prescription requirement obligates the dispenser only to verify the customer's prescription with the customer's prescriber, while other states specifically require that a written prescription (which, in some states, must be an original) be obtained before providing the prescription eyewear to the customer or that the prescription must have been written within a specified period (e.g., two years) prior to fulfillment. Ace Optics' operating practice is to attempt to obtain a valid prescription from each of its customers or his/her eye care practitioner. If the customer does not have a copy of his/her prescription, Ace Optics will attempt to contact the customer's doctor to obtain a copy of, or verify the customer's prescription. Ace Optics will complete the sale and ship the lenses to the customer based on the prescription information provided by the customer. Ace Optics retains copies of the written prescriptions that it receives and maintains records of its communications with the customer's prescriber.

Ace Optics expects that its ability to comply with state laws and regulations requiring a valid prescription will be hampered because Ace Optics' customers will often be unable to get a copy of their prescription. Ace Optics believes that optometrists, ophthalmologists and other contact lens prescribers have historically refused to release copies of a patient's contact lens prescription to the patient. In addition, such providers have refused to release or verify prescriptions at the request of mail order companies. Federal law requires prescribers to release prescriptions for eyeglasses to a patient, but the issue of whether or not a prescriber must release a contact lens prescription to the patient, or at the patients request, is currently governed by state law. There are approximately 22 states that require contact lens prescribers to release the prescriptions for contact lenses to the patient. However, even in states with a mandatory release law, Ace Optics believes that many prescribers will continue to refuse to release prescriptions to their patients or to online or mail order contact lens distributors, including Ace Optics.

In addition to requiring a valid prescription, a substantial number of states also require that prescription eyewear only be dispensed by a person licensed to do so under that state's laws. A dispenser may be required to be licensed as an optometrist, ophthalmologist, optician, ophthalmic dispenser or prescription eyewear dispenser, depending on the state in which the customer is located. Also, certain states require that prescriptions only be filled in facilities registered with such states. Neither Ace Optics nor any of its employees is a licensed or registered dispenser of contact lenses in any of the other states in which Ace Optics does not expect to do business nor are any of Ace Optics' facilities registered with any state in connection with the dispensing of prescription eyewear. Ace Optics has not initiated the application or registration process in any jurisdiction.

The laws in a number of states effectively prohibit the sale of prescription eyewear through the mail by requiring that a person licensed under that state's law to dispense prescription eyewear be in personal attendance at the place of sale. Lastly, there are several states in which the laws and regulations do not specifically address the issue of who may dispense prescription eyewear or are unclear with respect to the requirements for dispensing prescription eyewear. For many of the laws described in this paragraph, it is not clear whether some for all of these laws would be applicable to Ace Optics or whether the states that have enacted these laws would have jurisdiction over Ace Optics.

Any action brought against Ace Optics based on its failure to comply with applicable state laws and regulations could result in significant fines or criminal penalties to Ace Optics, Ace Optics being prohibited from making sales in a particular state and/or Ace Optics being required to comply with such laws. Such required compliance could result in: (i) increased costs to Ace Optics; (ii) the loss of a substantial portion of customers for whom Ace Optics is unable to obtain or verify their prescription; and (iii) the inability to sell to customers at all in a particular state if Ace Optics cannot comply with such state's laws. The occurrence of any of the above results could have a material adverse effect on Ace Optics' ability to sell prescription eyewear and continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order or online dispensing of prescription eyewear or otherwise impair Ace Optics' ability to sell prescription eyewear and continue to operate profitably. Ace Optics has not obtained an opinion of counsel with regard to its compliance with applicable state laws and regulations, and information contained herein regarding Ace Optics' compliance with applicable state laws and regulations should not be construed as being based on an opinion of counsel.

Projections.

Based upon our current sales and operating expenses and incorporating projected sales for the collegiate line of products the Company produced the following projections for its Ace Optics operation;

CRT CORPORTATION-ACE OPTICS 3-YEAR REVENUE PROJECTIONS

The accompanying notes are an integral part of these 3 Year Revenue
Projections.



                                       July-December         Year of          Year of          Year of
                                           2002                2003             2004             2005
REVENUE
Gross Sales (Sunglasses)               $  240,000           $  837,510        $  804,010       $  723,609
Gross Sales (Collegiate Line)              60,000              837,510         1,206,014        1,688,420
        Less sales returns
         and allowances                     1,500                8,375            18,425           28,475
              Net Sales                $  298,500           $1,666,645         $1,991,599      $2,383,554

COST OF GOODS
Sunglasses                                139,200              485,750            466,320         412,110
Collegiate                                 80,000              255,990            326,624         455,760
             Total Cost of Goods          219,200              741,740            792,944         867,870

Gross Profit                               79,300              924,905          1,198,655       1,515,684

OPERATING COSTS AND EXPENSES
Bank Charges                               16,560               57,780             55,477          49,929
Commissions (Collegiate Line)                   0               16,750             24,120          33,864
Depreciation & amortization                23,880               47,760             47,760          47,760
Insurance                                   1,710                9,496             11,348          13,583
Marketing                                  12,814               71,638            115,478         146,746
Miscellaneous                               2,950               16,700             19,910          23,830
Payroll                                    50,660              183,220            238,470         305,204
Postage and Shipping                        8,940               49,995             59,747          71,506
Professional Fees                          15,665               48,000             48,000          48,000
Rent                                        8,200               32,800             32,800          32,800
Royalties (Collegiate Line)                21,000              117,251            140,702         168,842
Telephone                                   3,600               11,250             13,600          13,600
Utilities                                   2,100                6,000              6,000           6,000
 Total Operating Costs and Expenses       168,079              668,640            813,412         961,664

Net Income (Loss) before Taxes            (88,779)             256,265            385,243         554,020
 Allowance for Taxes                            0               58,620            134,800         193,900
  Net Income (Loss)                       (88,779)             197,645            250,443         360,120




Notes To 3-Year Revenue Projections

Note 1. Revenue projections for the current operations are based upon the company maintaining its current retail location and its Internet presence. The sales used in these projections are currently attainable by the Company.

         Revenue projections for the Collegiate Line of products is based upon the sales of similar collegiate products sold to the colleges and universities. Subsequently, each year our projected revenues rise with the addition of 10-14 new universities, we have currently been approved by one
         University and have submitted applications to 30 others. The yearly increase in sales is determined in part by the buying power generated by each specific university and past sales information we received from the Universities. After the first full year of operation the Company projected increases of 150% and 140% during the 2nd and 3rd years of operation. By the end of the third year the Company should have established relationships with over 50 different universities and will at that time look at the updating of the line itself to add new styles or product variations.

Note 2. The Cost of Goods for the products sold by the Company is based upon its current cost of goods and was not adjusted for inflation.

Note 3. The Operating Costs and Expense are based upon the Companys current costs and adjusted for increased staff and related expenses to process the increased sales projections.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The selected financial data for the years ended December 31, 2001, 2000, 1999, 1998, and 1997, are derived from the audited financial statements of the Company and should be read in conjunction with the audited financial statements included herein.

STATEMENT OF OPERATIONS DATA*:
                                                YEAR END DECEMBER 31
                                   2001       2000      1999     1998     1997

Revenues                              0          0         0      308        0
Cost of Revenues                      0          0         0      176        0
Gross profit  (loss)                  0          0         0      132        0
General, Sales & dist. exp.           0          0         0      242        0
Amort. & Deprec. Exp                  0          0         0       16        0
Net operating income (loss)           0          0         0     (127)       0
Net Other income and expense          0          0         0       34        0
Net income (loss)                     0          0         0      (92)       0
Net income (loss) per common share    0          0         0     (.02)       0
Weighted average shares outstanding 7,361      7,361     6,856  5,695    4,860

BALANCE SHEET DATA:*                             YEAR END DECEMBER 31
                                   2001       2000      1999     1998     1997

Current assets                       10          0         0    2,180       10
Fixed assets                          0          0         0      399        5
Total assets                         10          0         0    6,131       15
Current liabilities                   0          0         0    1,085        0
Long-term debt                        0          0         0      538        0
Shareholders' equity (deficiency)    10          0         0    4,508       15

*(IN THOUSDANDS)

The Company has not paid dividends in any of the periods presented.

The following discussion should be read in conjunction with the financial statements of the Company and notes thereto contained elsewhere in this report.

Results of Operations ended June 30, 2002*

                                              June 30, 2002      June 30, 2001

Revenue                                          121,430                0
Net Income (Loss)                                  1,059                0
*(this includes Ace Optics for the second quarter of 2002)

Both the revenue and the net income are derivied from the acquistion of Ace optics by the Company in June 2002. Ace Optics operates from its retail location in Hornlake, Mississsippi. The Company sells high-end sunglasses and related products from its retail location and from its Internet storefront. The Company recently announced it plans to produce and sell an exclusive collegiate line of Sun Glasses and related products.

Results of Operations ended December 31, 2001

                                                      Twelve Months Ended
                                         December 31, 2001    December 31, 2000

Revenue                                            0                  0
Net  Income (Loss)                                 0                  0

Comparison of Year to Year

Annual 2001 Compared To Annual 2000

The Company did have an active operations years 2000 and 2001. There were no revenues for these years.

Net Operating Loss Carry forwards

For the year ended December 31, 2001, the Company had net operating loss carry forwards for federal and state purposes of approximately $234.

Forward Looking Statements.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

ITEM 3.  PROPERTIES

Corporate Headquarters      8635 W. Sahara Ave. Suite 433, Las Vegas, Nv 89119
Retail Location             1077 Goodman Rd. Hornlake, Mississippi 38654

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of December 31, 2001; 7,360,884 shares were issued and outstanding, of which 6,312,124 shares are restricted by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; (ii) each director; and (iii) all directors and executive officers of the Company individually and as a group (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):


Title of         Name and Address                  Amount of       Percent of
Class            of Beneficial Owner               Beneficial         Class
                                                   Ownership

Common Stock     Reda Family Trust                 1,577,500          21.1%
                 3338 Punta Alta, #1E
                 Laguna Hills, CA 92653

Common Stock     Michael S. Cherry                 1,843,819          25.07%
                 5 Washburn Terrace, #1,
                 Brookline, MA 02446

ITEM 5.  DIRECTOR AND EXECUTIVE OFFICER OF THE COMPANY

The director and executive officer of the Company as of December 31, 2001 are as follows:

Name                    Age                          Position

Matt Sebal              32                          President, and Director
Wade Whitely            37                          CEO, Secreatry and Director

Each member of the Board of Directors of the Company is elected for a one-year term and until his or her successor is elected and qualified.

Matt Sebal

Mr. Sebal, age 32, was appointed President and Director of the Company
on June 13, 2002.   Prior to that date Mr. Sebal served as President
and Chairman of Return Assured Incorporated from June 2000. Return Assured created and marketed products that built trust in e-retail transactions. From January 1999 to May 2000 he was a on Principal in IBM's e-business Services Group for British Columbia, Canada. From 1997 to 1998, Mr. Sebal was Director of Business Development for Communicate.com. From 1995 to 1997, he was Senior Strategist for Emerge Online, Inc. From 1990 to 1995, he was President of Sebal Enterprises, an import-export business.

Mr. Sebal is also a Director of Mindfuleye Systems Inc.. Mindfuleye developed and markets Lexant, a new class of artificial intelligence technology that can read and understand written material as it appears on the Internet.

Wade Whitely

Mr. Whiltly, 37, was appointed CEO, Secretary and Director of the Company June 13, 2002. Prior to that date Mr. Whiltey was the Executive Vice-President eCommerce Division, of Internet Business's International. Prior to that was self-employed for five years as a marketing and design consultant for several mortgage companies, including Marina Mortgage Corp., Ocwen Mortgage Inc., Community Mortgage Corp. and Western Thrift & Loan. For approximately 2 and one-half years prior to that, he was employed as an acting manager of Northwest Mortgage Corp. Mr. Whitely has also recently designed and implemented e-commerce for Sunglass Central, Optical Brigade, Net2 Loan, and Site- Creator. Mr. Whitely earned his Bachelor of Science degree in finance from Memphis State University.

ITEM 6.  EXECUTIVE COMPENSATION



                                          Summary Compensation Table

                           Annual compensation                      Long-term Compensation
                                                                 Awards           Payouts
Name and                                 Other           Restricted   Securities
principal                                annual             stock     underlying      LTIP    All other
position       Year     Salary   Bonus   compensation     award(s)    options/SARs    payouts compensation
                          (1)
                          ($)     ($)       ($)             ($)           (#)           ($)       ($)

Matt Sebal     2002     $ 5,000    0         0               0             0             0         0
President

Wade Whitely   2002     $ 5,000    0         0               0             0             0         0
CEO,
Secretary



(a) The corporate officers will be compensated as follows : Each officer is currently compensated at the rate of $5,000 per month.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were none.

ITEM 8.  DESCRIPTION OF SECURTIES

The Company is authorized to issue 25,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable as of July 10, 2002. There are outstanding 2,453,628 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common
Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

PART II.

ITEM 1. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

The Common Stock was traded on the Over the Counter Bulletin Board (OTC:BB) under the symbol "CRTP" until 1998. The stock stopped trading that that year due to management's inability to maintain current reporting and listing requirements. Currently, the stock is not trading.

For the Fiscal Year Ended December 31, Per Share Common Stock Bid
Prices by Quarter

                                        2001                       2000

                                    High     Low               High     Low

1st Quarter   3-31                  0.00     0.00              0.00     0.00
2nd Quarter   6-30                  0.00     0.00              0.00     0.00
3rd Quarter   9-30                  0.00     0.00              0.00     0.00
4th Quarter  12-31                  0.00     0.00              0.00     0.00

(b) Holders of Common Equity

As of June 30, 2002 there were 161 shareholders of record of the Company's Common Stock.

(c) Dividends

The Company has not declared or paid a cash dividend to stockholders. The Board of Directors intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements, and other factors.

(d) Submission of Matters to a vote of Security Holders

On June 13, 2002 the Board of Directors of the Corporation authorized a one-for-three reverse split of the outstanding shares of common stock of the Corporation. Pursuant to Nevada law, the shareholders of the Corporation must approve the reverse stock split. Shareholders holding in excess of 50% of the outstanding shares have indicated that they will vote in favor of the reverse stock split. The Corporation plans to file an Information Statement pursuant to Regulation 14C under the Securities Exchange Act of 1934 at least 20 calendar days prior to the effective date of the reverse stock split. It is anticipated that the reverse stock split will be effective prior to July 31, 2002.

In connection with the reverse stock split, the Corporation will not issue fractions of a share but all such fractions will be rounded up to a whole share.

No other matters were submitted to a vote of the Company's stockholders during time periods covered by this report.

ITEM 2.  LEGAL PROCEEDINGS

CRT Corporation was one of seven defendants in a lawsuit in which judgment was rendered against the defendants in the amount of $10,036,701.00. CRT made an offer to settle their portion of the claim, which was accepted by the Plaintiffs. The Company has signed the final documentation memorializing the settlement agreement and is waiting for the satisfaction of judgment to be filed with the Court.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In December 2001, the Company engaged the services of Henry Schiffer
C.P.A., a P.C., of Beverly Hills, CA to provide an audit of the Company's financial statements for the years ended December 31, 2000 and December 31, 2001 respectively. The Company and the Company's current accountant had no disagreements during the year ended December
31, 2000, the year ended December 31, 2001, or any prior or current periods.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

There were no recent sales of unregistered securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

NRS 78.751 provides that the company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors. The by-laws provide for such indemnification, but there is no provision for such in the articles of incorporation. The by-laws provides that the Company shall, to the fullest extent legally permissible under the provisions of the General Corporation Law of the State of Nevada, indemnify and hold harmless officers and directors from any and all liabilities and expenses imposed upon them in connection with any action, suit or other proceeding.

ITEM 6.  FINANCIAL STATEMENTS

Financial statements start on Page 17.

                     REPORT OF INDEPENDENT ACCOUNTANT


July 8, 2002

CRT Corporation
8635 W. Sahara Avenue, Suite 433
Las Vegas, NV, 89119


To the Board of Directors and Stockholders of CRT Corporation:

In our opinion, the accompanying consolidated balance sheets and the related statements of income, cash flows and changes in shareholders' equity, present fairly, in all material respects, the financial position of the Company at June 30, 2002, and December 31, 2001 and 2000, and the results of the operations and cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principals used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


Henry Schiffer, C.P.A.
Beverly Hills, CA

July 8, 2002


                                  CRT Corporation
                                Financial Statements
                                   June 30, 2002


Financial Statements
     Balance Sheet as of June 30, 2002 and                                 1
     December 31, 2001 and 2000
Statement of Operations
      For the Six months ended June 30, 2002 and                           2
      Twelve Months ended December 31, 2001 and 2000
Statement of Cash Flows
     For the Six months ended June 30, 2002 and                            3
     Twelve Months ended December 31, 2001 and 2000
Statement of Shareholders Equity
     For the Six Months ended June 30, 2002 and                            4
     Twelve Months ended December 31, 2001 and 2000

Notes to the Financial Statements                                          5

The accompanying notes are an integral part of these financial statements

                                CRT Corporation
                                 Balance Sheet

                                    AUDITED

                                June 30 2002     Dec. 31 2001     Dec. 31 2000

ASSETS

CURRENT ASSETS
Cash and cash equivalents       $ 66,261        $      9,766     $     7,127
Account Receivable                18,396                   0               0
Inventories                       78,250                   0               0

   Total current assets         $162,907        $      9,766     $     7,127

FIXED ASSETS
Computers                         18,481                   0               0
Furniture and Equipment           12,129                   0               0
Accumulated Depreciation         (16,160)                  0               0

   Total fixed assets           $ 14,562        $          0     $         0

  Total Assets                  $177,469        $      9,766     $     7,127

                     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable                  64,071                  0                0

  Total Accounts Payable          64,071                  0                0

Long Term Liabilities                  0                  0                0

    Total Long Term Liabilities        0                  0                0

  Total liabilities               64,071                  0                0

EQUITY
Common shares $.001 par value
 25,000,000 shares                 7,361              7,361            7,361
 Authorized 7,360,884 shares
 outstanding
Paid-in capital                  145,026              2,873                0
Retained Earnings                (71,809)              (468)            (234)
Net Income                        32,820                  0                0

  Total shareholders' equity     113,398              9,766            7,127

 Total Liabilities & Equity      177,469              9,766            7,127

The accompanying notes are an integral part of these financial statements

                                   CRT Corporation
                               Statement of Operations
                      For Six Months and Twelve Months ended
                                     AUDITED

                                 June 30 2002     Dec 31 2001     Dec 31 2000

REVENUES:
Gross Revenue                    $   121,430      $       0       $       0
Returns                                  106              0               0

  Total Revenues                 $   121,324      $       0       $       0

Cost of Goods                         70,132              0               0

Gross Profit                          51,192              0               0

OPERATING COSTS AND EXPENSES:
Bank Charges                           8,390              0               0
Depreciation Expense                   3,463              0               0
Insurance                                697              0               0
Marketing                              5,216              0               0
Miscellaneous                          1,256            234             234
Payroll                               20,201              0               0
Postage and Shipping                   3,392              0               0
Professional Fees                      1,296              0               0
Rent                                   4,200              0               0
Telephone                              1,005              0               0
Utilities                              1,017              0               0

 Total operating expenses             50,133            234             234

TOTAL NET INCOME (LOSS):
Net Income (Loss)                      1,059           (234)           (234)

The accompanying notes are an intergral part of these financial statemnts

                                 CRT Corporation
                             Statement of Cash Flows
                      For the Six and Twelve Months Ended
                                   AUDITED

                                June 30 2002      Dec 31 2001      Dec 31 2000

OPERATING ACTIVITIES
Net income (loss)               $     1,059       $     (234)      $    (234)
Adjustments to reconcile net
income (loss) to net
Cash (used in) provided by
operating activities:
Deprecation and amortization          3,463                0               0
Changes in operating assets
 and liabilities:
Accounts receivable                 (18,396)               0               0
Inventories                         (78,250)               0               0
Prepaid expenses and other                0                0               0
Accounts payable                     64,071                0               0
Other current liabilities                 0                0               0

Net cash provided by operating
Activities                          (28,053)            (234)           (234)

INVESTING ACTIVITIES
Purchase of property and equipment        0                0               0

Net cash used in investing
Activities                                0                0               0

FINANCING ACTIVITIES

Paid in Capital                     152,387                0               0
Repayment of Debt                  (119,784)               0               0

Net cash provided by
financing activities                 32,603                0               0

Net increase (decrease) in cash       4,450             (234)           (234)

Cash and cash equivalents:
Beginning of period                  61,811           10,000             236

End of period                        66,261            9,766              (2)

The accompanying notes are an intergral part of these financial statemnts

                                   CRT Corporation
                        Statements of Shareholders' Equity
            For the Twelve Months Ended December 31, 2001 and 2000
                                      AUDITED



                                                                                               Total
                             Common Shares             Paid-in       Accumulated           Shareholders'
                          Shares       Amount          Capital          Deficit                Equity
Balance March 31, 1998    $5,695,228   $5,695         $4,946,506      $(443,714)            $4,508,487

Common Shares issued
 in connection with
 acquisitions              1,665,656    1,666                                                    1,666

Balance December 31 1998   7,360,884    7,361         4,946,506       (443,714)              4,510,153
 and 1999

Revaluation of assets
 resulting from
 quasi reorganization                                (4,943,867)       443,714              (4,500,153)

Balance December 31 2000   7,360,884    7,361             2,639                                 10,000

Net loss                                                                  (234)                   (234)

Balance December 31 2001   7,360,884    7,361             2,171           (468)                  9,766

Net loss                                                                  (468)                  (468)



The accompanying notes are an intergral part of these financial statements

                                  CRT Corporation
                           Notes to Financial Statements
                                  June 30, 2002

Note 1  Summary of significant Accounting Policies

        This summary of significant accounting policies of CRT Corporation (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

        (a)  Organization and Business Activities

             CRT Corporation was incorporated under the laws of the State of Nevada on September 30, 1996. The main business activity of "The Company " is a management and investment holding company. In June of 2002 the Company acquired Ace Optics for $2,000,000 in CRT stock.

             Ace Optic began operations as Sunglasscentral.com in 1997 being one of the first large scale retail sunglass websites on the Internet. Today Ace Optics receives over 120,000 unique visitors per month produces sunglass revenues in excess of 60,000 per month. Representing over 35 different prescription and non-prescription eyewear manufactures. Ace Optics operates a storefront in Mississippi, and sells its products over the Internet.

             In June 2002 Ace Optics started it colligate line of Sunglasses and is in the process of obtaining approvals from the Colleges and Universities to distribute these products.

        (b)  Annual Year

             The Company operates on a December 31st annual year end.

        (c)  Basis of Accounting

             The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

        (d)  Net earning (loss) per share

             Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase.

             Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. Allotentially dilutive securities have been excluded from computation, as their effect is anti-dilutive.

        (e)  Fair Value of Financial Instruments

             The carrying amount of advances for shareholders is considered to be representative of its respective fair value because of the short-term nature of these financial instruments.

        (f)  Income Taxes

             The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse

        (g)  Cash and Cash Equivalents

             For purposes of the statement of cash flows, the Company considered all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

        (h)  Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

        (i)  Subsequent Events

Note 2  Capital Stock Transactions:

        The authorized capital common stock is 25,000,000 shares of common stock at $.001 par value. The Company has issued 7,360,884 of common stock.

        The Company and a majority of its shareholders approved a stock reverse of one for three. This will be effective by end of July of 2002.

        A settlement of a lawsuit will require the Company to issue $300,000 of stock once the Company begins trading again.

        The Company acquired Ace Optics for $2,000,000 of restricted CRT stock these shares will be issued once the stock reverse of one for three is effective by the end of July 2002.

Note 3  Going Concern:

        The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company currently prior to June of 2002 was not in operation and therefore the Company had generated no income.

        The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profits from operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

Note 4  Legal Proceedings

        CRT Corporation was one of seven defendants in a lawsuit in that judgment was rendered against the defendants in the amount of $10,036,701.00. CRT made an offer to settle their portion of the claim, which was accepted by the Plaintiffs.

        The final agreement is being drafted at this time, and waiting for signature of the Plaintiffs there fore was not included in the financial report, at which time a full release of CRT will be filed with the Court.

PART III.

ITEM 1.  INDEX TO EXHIBTS

ITEM 2.  DESCRIPTION OF EXHIBTS

(a) Reports on Form 8-K

     There are no reports on Form 8-K filed during the last quarter of the fiscal year covered by this report.

(b) Exhibits included or incorporated by reference herein: See Exhibit Index

                                    SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CRT CORPORATION



Dated: July 10, 2002                    By: /s/ Matt Sebal
                                        Matt Sebal, President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.